Exhibit 99.1

Gjensidige Group Selects Sapiens’ Solutions for its P&C and Digital Transformation Project

The leading Nordic insurance group has selected Sapiens IDITSuite for Property & Casualty and digital solutions for its Denmark operations

Holon, Israel – April 8, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that the Gjensidige Group, a leading Nordic insurance group, has selected Sapiens’ property & casualty suite and solutions over the cloud for a core system transformation project in Denmark. The agreement includes product implementation and also post-go-live managed services.

The project features Sapiens IDITSuite for Property & Casualty (policy, claims and billing) and Sapiens digital solutions (API layer and digital studio components), with a long-term managed services agreement.

The first phase of the agreement will support Gjensidige’s operations in Denmark. Gjensidige has options for expanding into other regions and various Sapiens solutions

“Sapiens’ capacity to serve as a one-stop-shop for products, services and delivery is crucial to our success,” said Roni Al-Dor, Sapiens’ president and CEO. “This legacy transformation project will empower Gjensidige to offer an enhanced digital experience, including self-service, via a unified offering that can handle all of the company’s lines of business across countries.”

“Gjensidige is another important customer win in the Nordics, which is proof of our commitment to strengthen our footprint and increase our presence in this strategic region. It has been a pleasure collaborating with our partner, Gjensidige, and we look forward to many years of fruitful cooperation,” continued Al-Dor.

Gjensidige Group

Gjensidige is a leading Nordic insurance group listed on the Oslo Stock Exchange. Gjensidige has provided insurance services for more than 200 years. It has about 4,000 employees and offers insurance products in Norway, Denmark, Sweden and the Baltic states. In Norway, the organization also offers pension and savings. Operating income was NOK 26 billion in 2018, while total assets were NOK 157 billion.

The Group's operations are divided into six business areas: general insurance private, general insurance commercial, general insurance Denmark, general insurance Sweden, general insurance Baltics and pension. For more information: https://www.gjensidige.no/group/about-us.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com